**Mercedes-Benz Auto Receivables Trust 2018-1**
**Investor Report**

Collection Period Ended     31-Mar-2022

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 45 | | | |
| Collection Period (from... to) | 1-Mar-2022 | 31-Mar-2022 | | |
| Determination Date | 13-Apr-2022 | | | |
| Record Date | 14-Apr-2022 | | | |
| Distribution Date | 15-Apr-2022 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Mar-2022 | 15-Apr-2022 | Actual/360 Days | 31 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Mar-2022 | 15-Apr-2022 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 300,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 389,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2B Notes | 125,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 449,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-4 Notes | 121,950,000.00 | 76,676,005.08 | 65,456,381.54 | 11,219,623.54 | 92.001833 | 0.536748 |
| **Total Note Balance** | **1,384,950,000.00** | **76,676,005.08** | **65,456,381.54** | **11,219,623.54** | | |
| | | | | | | |
| Overcollateralization | 35,512,333.05 | 35,511,558.33 | 35,511,558.33 | | | |
| Adjusted Pool Balance | 1,420,462,333.05 | 112,187,563.41 | 100,967,939.87 | | | |
| Yield Supplement Overcollateralization Amount | 87,929,652.04 | 5,057,539.05 | 4,482,550.01 | | | |
| **Pool Balance** | **1,508,391,985.09** | **117,245,102.46** | **105,450,489.88** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 35,512,333.05 | 2.50% |
| Target Overcollateralization Amount | 35,511,558.33 | 2.50% |
| Current Overcollateralization Amount | 35,511,558.33 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 2.350000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 2.710000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2B Notes | 0.486570% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 3.030000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-4 Notes | 3.150000% | 201,274.51 | 1.650467 | 11,420,898.05 | 93.652301 |
| **Total** | | **$201,274.51** | | **$11,420,898.05** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 11,624,986.34 | (1) Total Servicing Fee | 97,704.25 |
| Interest Collections | 340,357.35 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 13,076.78 | (2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| Recoveries | 139,246.70 | | |
| Purchase Amounts | 28,248.21 | (3) Interest Distributable Amount Class A Notes | 201,274.51 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 124.93 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **12,146,040.31** | (6) Regular Principal Distributable Amount | 11,219,623.54 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **12,146,040.31** | (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 627,438.01 |
| | | **Total Distribution** | **12,146,040.31** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 97,704.25 | 97,704.25 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 201,274.51 | 201,274.51 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 201,274.51 | 201,274.51 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 201,274.51 | 201,274.51 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 11,219,623.54 | 11,219,623.54 | 0.00 |
| Aggregate Principal Distributable Amount | 11,219,623.54 | 11,219,623.54 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 3,551,155.83 |
| Reserve Fund Amount - Beginning Balance | 3,551,155.83 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 30.16 |
| minus Net Investment Earnings | 30.16 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,551,155.83 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 30.16 |
| Net Investment Earnings on the Collection Account | 94.77 |
| Investment Earnings for the Collection Period | 124.93 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,508,391,985.09 | 50,953 |
| Pool Balance beginning of Collection Period | 117,245,102.46 | 12,973 |
| Principal Collections | 8,170,005.93 | |
| Principal Collections attributable to Full Pay-offs | 3,454,980.41 | |
| Principal Purchase Amounts | 28,214.36 | |
| Principal Gross Losses | 141,411.88 | |
| Pool Balance end of Collection Period | 105,450,489.88 | 12,204 |
| Pool Factor | 6.99% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 3.39% | 3.63% |
| Weighted Average Number of Remaining Payments | 52.73 | 16.81 |
| Weighted Average Seasoning (months) | 14.04 | 54.89 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 104,288,098.60 | 12,118 | 98.90% |
| 31-60 Days Delinquent | 866,170.15 | 67 | 0.82% |
| 61-90 Days Delinquent | 236,621.00 | 15 | 0.22% |
| 91-120 Days Delinquent | 59,600.13 | 4 | 0.06% |
| Total | 105,450,489.88 | 12,204 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **2.673%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.281% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| Losses (1) | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 141,411.88 | 7 | 23,714,877.75 | 908 |
| Principal Net Liquidation Proceeds | 12,895.33 | | 6,968,232.72 | |
| Principal Recoveries | 135,653.93 | | 10,221,842.74 | |
| Principal Net Loss / (Gain) | (7,137.38) | | 6,524,802.29 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | (0.077%) |
| Prior Collection Period | 2.097 % |
| Second Prior Collection Period | (0.384%) |
| Third Prior Collection Period | 0.597 % |
| | |
| Four Month Average | 0.558% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.433% |
| **Average Net Loss / (Gain)** | 7,185.91 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.